Exhibit 99.1

Huami Corporation Announces Name Change to Zepp Health

New name reflects company’s expanding health technology portfolio and growth in industrial healthcare technology

BEIJING and CUPERTINO, Calif., Feb. 25, 2021 /PRNewswire/ - Huami Corp. today announced it is changing its name internationally to Zepp Health Corp. (NYSE: ZEPP) and the ticker symbol of its American depositary shares listed on the NYSE to “ZEPP” to better reflect its deepening commitment to connecting health with technology, expansion of its current product portfolio and its growth in serving the industrial healthcare technology market. Additionally, “Zepp” is a name that is easy to remember, transcending languages, cultures and borders.

As an industry leader in smart health technology, Zepp Health encompasses the company’s new direction to emphasize the use of technology to measure biometrics and make actionable recommendations to improve clinical health outcomes. Zepp Health (formerly Huami Corporation) has developed a platform of proprietary technology including AI chips, biometric sensors, and health data algorithms, which drives a broadening line of smart health products for consumers, and analytics services for insurers, healthcare providers, employers, drug and treatment companies and many others, which will now extend to the industrial health technology market.

Zepp, a renowned international brand founded in Silicon Valley in 2011 has a strong dedicated global following of athletes that utilize its sensors to monitor their performance, especially in golf, baseball and tennis. With that, Zepp has expanded to offer high-end smartwatches and digital health management services, leveraging the hardware and software technology powering its data health solutions. In 2020, the brand unveiled the Zepp E and Zepp Z line of high-end smartwatches, as well as a mobile application for digital health management and services.

“Our mission has been to connect health with technology,” said Zepp Health Chairman & CEO Wang Huang. “I believe the industrial health technology space represents a tremendous opportunity for us to apply our expertise in precision sensors, biometrics, AI chips and engineering capabilities focused on miniaturization and health data analytics. The evolution and repositioning of the company to Zepp Health more clearly articulates our mission to investors, partners and customers, as we are now well positioned to solve the biggest challenges facing the health technology industry.”

Over the past several years, the company has signed strategic partnerships to extend the brand’s reach into various industries — from insurance to medical imaging and more, including PAI Health, Prudential Corporation Asia, Promaxo and Hyperfine. These strategic partnerships will deliver new revenue streams as Zepp Health moves beyond consumer wearables and positions itself to capture the global industrial health technology market.

Zepp Health will launch an updated corporate website and new visual identity later in 2021.

Zepp Health Financial Information

The proposed name change and trading symbol change will not affect any rights of shareholders or the Company’s operations and financial position. The company does not intend to change its financial strategy or financial reporting as a result of this announcement. Effective with the opening of the trading day on Feb 25th, 2021, the ticker symbol of the Company’s American depositary shares will change from HMI to ZEPP on the NYSE.

Legal Name Change

The legal name of Huami Corp. is expected to be formally changed to Zepp Health Corporation globally upon the satisfaction of all legal and regulatory requirements. Due to its strong brand recognition, the company will continue to use its existing Chinese name (华米科技有限公司) in the Greater China region.

About Zepp Health, formerly Huami Corporation

Zepp Health’s mission is to connect health with technology. Since its inception in 2013, the company has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health products for consumers, and analytics services for industry. In 2019, the company shipped 36.6 million units of smart watches and fitness bands, including its own Amazfit brand, and products developed and manufactured for Xiaomi, comprising 23% of global category shipments. The company is headquartered in Hefei, China, with U.S. operations, Huami-USA, based in Cupertino, Calif. For more information, please visit https://www.huami.com/investor/pages/company-profile.

LinkedIn: https://www.linkedin.com/company/zepp-health/about/

Zepp Health Contacts:

In China :

Investors: Grace Yujia Zhang, ir@huami.com

Media: Ken Cao, press@huami.com

In the United States :

Investors: Brad Samson, brad.samson@zepp.com, +1-714-955-3951

Media: Lydia Huang, lydia.huang@zepp.com, +1-407-800-5625